Filed pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-251825

Alberton Acquisition Corporation receives Nasdaq extension to complete merger with SolarMax Technology, Inc.

On January 3, 2022, Alberton Acquisition Corp. (the “Company”) received notice from the Nasdaq Office of General Counsel that a Nasdaq Hearings Panel (the “Panel”) had granted the Company’s request to continue its listing on Nasdaq through March 14, 2022 (the “Extended Date”). As previously reported, the Company received notice from the Listing Qualifications Department (“Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that unless the Company timely requested a hearing before the Panel, the Company’s securities (common stock, warrants, units and rights) would be subject to suspension and delisting from The Nasdaq Capital Market due to the Company’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. The Company timely requested a hearing before the Panel and the hearing was held on December 16, 2021. The Panel’s decision is subject to certain conditions, including that the Company will have completed its previously announced proposed business combination (the “Business Combination”) with SolarMax Technology, Inc. (“SolarMax”) on or before the Extended Date and that the combined company will have demonstrated compliance with all applicable requirements for initial listing on Nasdaq.

As previously announced, the Company has entered into a binding definitive agreement to merge with SolarMax. The Company filed its most recent amendment to the Proxy Statement/Registration Statement on Form S-4 (the “S-4”) for the merger on December 13, 2021. The Company intends to mail the S-4 to shareholders promptly following completion of the Securities and Exchange Commission review process and to hold the shareholder meeting at which it will seek approval for the Business Combination as soon as possible.

In the event that the Company does not complete the Business Combination by the Extended Date or fails to demonstrate compliance with the Nasdaq initial or continued listing rules, the Company’s securities would be subject to suspension on Nasdaq, absent an additional extension.

About Alberton

Alberton is a British Virgin Islands blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of effecting a merger, asset acquisition or other business combination with one or more businesses or entities. Alberton’s units, ordinary shares and warrants are currently listed on the Nasdaq Capital Market under the symbols “ALACU,” “ALAC” and “ALACW, respectively.

About SolarMax

SolarMax, a Nevada corporation, is an integrated solar energy company. Its principal executive offices are located at 3080 12th Street, Riverside, California 92507. SolarMax’ website is http://www.solarmaxtech.com. Any information contained on, or that can be accessed through, SolarMax’ website or any other website is not a part of this press release.

Additional Information about the Proposed Business Combination and Where to Find It

Alberton filed with the SEC a registration statement on Form S-4 (file no. 333-251825) with a proxy statement containing information about the proposed business combination and the respective businesses of Alberton and SolarMax Technology, Inc., a Nevada corporation (“SolarMax”). Alberton will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Alberton and SolarMax shareholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meetings to be held to approve the proposed transaction, because these documents will contain important information about Alberton, SolarMax and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to shareholders of Alberton and SolarMax as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Alberton without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and other filings with the SEC can also be obtained, without charge, by directing a request to: Alberton Acquisition Corporation, Room 1001, 10/F, Capital Center, 151 Gloucester Road, Wanchai, Hong Kong.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect Alberton management’s current beliefs. A number of factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements. In addition, please refer to the “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Alberton’s Form S-4, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements. Except as expressly required by applicable securities law, Alberton disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Company Contact:

Gateway Group, Inc.

ALAC@gatewayir.com